July 8, 2005

Mail Stop 4561

Alexander James Craven, President
Nova Resources Inc.
152 Howard Road
Walkley, Sheffield
ENGLAND S63 RX

	Re:	Nova Resources Inc.
		Form SB-2 filed June 10, 2005
		Registration no. 333-125695

Dear Mr. Craven:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General
1. Advise of any discussions with market makers regarding the quotation of your securities on the OTC Bulletin Board.

Risk Factors
2. It would appear that Mr. Craven`s lack of experience in managing any business, especially one devoted to mining operations, should be one of the primary risk factors.
3. Please add disclosure addressing the risks associated with becoming a publicly reporting company and having only one part-time officer/director with no apparent experience in accounting or financial statement matters. Here or elsewhere as appropriate, address how Mr. Craven intends to manage Nova`s affairs in the Northwest Territories when he is a student in Sheffield, England.

Determination of Offering Price
4. Here, or elsewhere as appropriate, please explain how the purchase price in the Regulation S offerings could go from $.001 per share to
$.10 between November 2004 to January 2005.

Selling Shareholders
5. Advise how these Regulation S purchasers were identified to Mr.
Craven.

Plan of Distribution
6. Please disclose whether you must comply with any state securities laws for this offering.

Directors, Executive Officers, Promoters and Control Persons
Executive Officers
7. While the disclosure in the prospectus states that Alexander
James
Craven is the only officer and the only director of Nova, we note that Nova`s Articles of Incorporation name a "Leah Finke" as incorporator and as director. Please advise.

Biographical Information
8. The biographical information for Mr. Craven states that that he acted as an accounting consultant to a Geneva-based money management company from 1995 to 2002. Since Mr. Craven`s current age is listed as 23, this would mean that he was 13 when he began the consulting.
Please advise or revise, as appropriate.
9. Please disclose, if appropriate, any degrees held by Mr. Craven and any other professional training that he may have received in accounting or in computer systems.

Description of Business
Tryme Mineral Property Purchase Agreement

10. Please disclose the Tryme claim number. We note that Mr. Braden`s initial claim expired on May 28, 2005 unless at least $100.00 worth of exploration work had been done on the claim by that date. Please disclose the current status of the claim.
11. Please explain how Mr. Craven determined to acquire an option to purchase the 100% right in the Tryme property from Mr. Braden. Explain how the $7000 purchase price was determined.

Mineralization
12. Please disclose the basis for the statement that the Tryme property has gold mineralization since no other disclosure of exploratory work done on the property supports that claim.

Geological Assessment Report: Tryme Property
13. Please furnish us a copy of this report as supplemental information. Further, please file Mr. Glen MacDonald`s consent to the use of his report and name in this registration statement.

Plan of Operations
14. Please disclose the costs associated with becoming a publicly reporting company and your plans to pay for such costs. With respect to the latter point, note 1 to your financial statements states that
Nova plans to obtain additional financing by loans from Mr. Craven, the sole director and president.

Certain Relationships and Related Transactions
15. We note the disclosure that Mr. Craven has provided management services and office space to Nova from its inception on November 4,
2004 to February 28, 2005. These services have been valued at $3,000. Please clarify whether these services were donated or whether
Mr. Craven expects to receive repayment at some later point.

Financial Statements

16. We note that your operations and headquarters are located in Canada. Based on your specific facts and circumstances, we will not object to the use of a Canadian audit firm at this time. However, if your operations in the United States become significant in the future, we expect you to engage a U.S. registered public accounting firm, consistent with our position outlined in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at:
<http://www.sec.gov/divisions/corpfin/internatl/
cfirdissues1104.htm>.
17. Provide a current consent in any amendment and consider the updating requirements of Item 310(g) of Regulation S-B.

Part II
Exhibits
18. We note that you list $15,000 in legal fees and expenses in Part
II. Please identify counsel on your cover page and in your exhibit index (legality opinion).

***********************

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Raj Rajan at (202) 551-3388 or Hugh West,
Branch Chief - Accounting at (202) 551-3872 if you have questions regarding comments on the financial statements and related
matters.
Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551-
3730
with any other questions.

      					Sincerely,



      					Barbara C. Jacobs
      							Assistant Director